

INVEST IN **LUMI**

BIG SCREEN MAGIC. ANYWHERE YOU GO.

grablumi.com San Francisco, CA

Highlights

1. $1.1M revenue year one with 55% gross margins on premium hardware
2. CEO scaled GoPro from $60M to $2B+ as CMO; Red Bull founding team
3. Exclusive US based projector brand with native Google TV integration
4. $465K in Fortune 500 contracts: SEC, Phillies, Valero PGA Tour
5. 52% of customers say Lumi could replace their home TV entirely
6. 11M RV households; $32B addressable market
7. Team built $30B+ value at GoPro, Google, Microsoft, Red Bull, Skype
8. Patent-pending Lumi Verse: AI-powered multi-projector mesh system

Featured Investors

Umami Capital in Follow Invested $250,000

Umami Capital is the world's largest angel syndicate powered by Forbes 30u30 listers.

James Morrissey, Managing Partner
“https://umamicap.com”



Michael Marks in Follow Invested $100,000

Founding Managing Partner at Celesta Capital. Former CEO of Flextronics ($15bn+). Former Interim CEO of Tesla. Board Director at GoPro, Schlumberger, SanDisk and more.

“https://www.celesta.vc”



Tony Bates in Follow Invested $50,000

Current CEO/Chairman of Genesys ($20bn+). Former CEO of Social Capital, Skype, President of GoPro and EVP at Microsoft. Board Director at Okta, VMware, eBay, SiriusXM and more.

“https://www.genesys.com/company/leadership/tony-bates”



Ryan Feit in Follow Invested $25,000

Executive Leadership Team at Circle ($40bn+). Co-founder & CEO of SeedInvest (acquired by Circle). Former Wellspring Capital Private Equity and Lehman Investment Banking.

“https://youtu.be/7gx6ZOrWoRI?si=P-aaGFYO2Awo-5DT”



Neil Dana in Follow Invested $200,000

Founding team at GoPro, former Head of Sales & Marketing.

“https://linkedin.com/in/neil-dana-0b25ab26”



Brent Saiontz in Follow Invested $25,000

Partner at PEP Capital. Former Managing Partner at 305 Innovative Solutions. Co-founder of SirenMD. Former Private Equity at H.I.G. Capital.

“https://www.linkedin.com/in/brent-saiontz-4112179”



Colin Evans
Syndicate Lead

Follow

Invested $5,000

"I am a 3x founder and active investor who has historically built category defining consumer marketplaces we;; known consumer brands. I have known Kody for years, and backed him at his last startup. I love being the first person to tell the world about a brand, and then watching that brand become a household name. I've had the privelege of experiencing this with StubHub, Bonobos, Modcloth and Gametime United, and am excited about the road ahead for Lumi."

Our Team



Paul Crandell Co-Founder & CEO

Former GoPro CMO who scaled to $8B+ IPO and founding team at Red Bull US. Accomplished Global Brand Marketer & Experienced Executive who received Ad Week's Grand Brand Genius Award and Marketers That Matter Tech Award.



Kody Amburgey Co-Founder & President

Former Investment Banker & VC Investor turned venture-backed founder who raised $15M+ in VC & led a 30+ person team by age 25.



Leanne Johnson Chief Marketing Officer

Former Head of US Devices Marketing at Google. Former Senior Product Marketing Director at GoPro, Microsoft and Skype.



Max May Head of Sales

Former Head of Global Specialty Retail & Sales at GoPro. Former International Sales at ECOXGEAR, XSCommerce and Osiris Shoes.



Eric Weinrib VP Field Sales & Marketing

Former Director of Field Marketing at Red Bull. Former sales leader at luxury brands including Mercedes Benz, BMW and Moët Hennessy.



Nikhil Bharadwaj Technical Advisor

Co-founder & CEO of Xeal ($200M+ EV tech company), Forbes 30 Under 30. Former Electrical Innovation Lead at Schneider Electric. Inventor of multiple patented token-ledger and mesh networking technologies.



Andres Pirela Lead Full-Stack Engineer

Former Senior Software Architect at Supabase and NoRamp. Self-taught coder and VC-backed CEO at age 18 (inventor of "Verifiable Computing").



Dinko Marinac Lead Android TV Engineer

Former Senior Android Engineer at multiple VC-backed and European tech companies. M.S. in Electrical Engineering from FER.



Bonaventure Duprat Lead Designer

Former Creative Director at Firefly, NoRamp and Talodon. Expert in 3D modeling, industrial design, UI/UX, and premium branding.



Paul Osborne Software Product Advisor

Former Senior Director & GM of Products at Google. Former Senior Product Manager at GoPro, HP and Palm.



Scott Bowie Mech. Engineering & Manufacturing Advisor

President at ZaoTech, 20+ years in product, manufacturing & global supply chain. Stanford M.S. in electro-mechanical engineering & manufacturing.



David Northway Hardware Product & Design Advisor

Former VP Product at Casper, VP Ops at GoPro, and Product Manager at Apple. Stanford M.S. in Product Design.



Betsy Crandell Head of Customer Support & Admin



Molly Hernandez Marketing Director



Matheus Araujo Veloso Customer Support Specialist

Lumi - Transforming Spaces Into Experiences

The Story Behind Every Great Memory Started With a Single Projection

From the team that built GoPro into an $8B empire comes the next revolution in how we experience entertainment.

The Vision That Started It All


Big Screen Magic,
Anywhere You Go
Lumi

Paul Crandell was setting up camp in his adventure van when it hit him. He'd spent years helping people capture life's best moments at GoPro. But something was missing. We capture everything on tiny screens, yet our best memories happen on the big ones.. outdoor movie nights in the backyard or at camp,, backyard game days,, Monday night football against the garage door, the rooftop patio, those magical moments when a wall becomes a window to another world.

That's when Paul met Kody Amburgey, a serial entrepreneur who'd already taken multiple companies from zero to millions.

Together, they saw what everyone else missed: **Projectors aren't just about watching. They're about transforming any space into an experience.**

Already Happening

Our mission is to transform any space into a world of possibilities.

And it's already happening...

We're Not Building a Product. We're Building a Movement.

In just 12 months, over 6,000 families have transformed their homes, vans, and backyards into personal theaters. Parents are turning bedtime into adventures with ceiling projections. Teachers are making walls come alive with lessons. RV travelers are creating drive-in theaters wherever they park.

The numbers tell the story:

- **$1.1M+** in revenue in our first year
- **6,000** units sold before we even had Google TV
- **52%** of our customers say Lumi could replace their TV entirely

But here's what the numbers don't show..

The dad who told us his kids now beg for "movie night under the stars."

The college student whose dorm room became the social hub of the floor.

The van-lifer who said Lumi "made my 60 square feet feel like 600."


From home-school tutorials, living room cartoons and interactive workouts to
backyard soccer practice, pool-side vibes, and kitchen recipe projections...


...wall-side karaoke, campground movie nights, and ceiling storybook
projections to bedroom ambiance, van-life setups, and cozy WFH stations...
Lumi is transforming surfaces into screens—and moments into experiences.

Watch our Lumi Max Launch Video

Traction & Partnerships

Over $1 million sales in 1 year

$600K B2C	$500K B2B
Online sales & IRL events	Corporate gifting & retail

When the SEC, Valero, and the Philadelphia Phillies All Want the Same Thing, You Know You're Onto Something



Coming soon
Barnes & Noble COLLEGE
Retail Partnership
2025
Phillies
250 Branded Units | Trade Partnership
2025
campers inn RV
Distribution Retailer
2025
SEC
400 Branded Units
2025
Valero
2200 Branded Units
2025
BANKSTON
MOTOR HOMES, INC.
Distribution Retailer

Major enterprises don't bet on maybes.

They invested in Lumi because they believe, like we do, that big-screen magic belongs everywhere — not confined to one room."

Our SEC partnership alone validated our vision with a $330K order and this testimonial:

"These were a huge hit! I have since gotten many photos of people using them at home on the garage or in a playroom!!"

Flagship sports & enterprise deals

> *These were a huge hit! I have since gotten many photos of people using them at home on the garage or in a playroom!! Thank you again for all your help and making the order so smooth from start to finish!*
>
> *— Meredith Brady, SEC*

2200 units (Lumi 1)	400 units (Lumi 1)	250 units (Lumi Max)
Valero Texas Open | Lumi	SEC | Lumi	Lumi
$330K	$75K	$60K cash (+ $50K free activation value)

The RV Revolution


We're attacking (and owning) the
RV travel & adventure van market

We Found Our Beachhead: 11 Million American Adventurers

The RV and van life community isn't just our market – they're our co-creators.

These are people who chose experiences over possessions, adventure over comfort. They immediately understood what Lumi represents: freedom from the wall-mounted TV, entertainment that goes where you go.

- **11 million** US households own an RV (62% increase in 20 years)
- **9 million** more plan to buy one in the next 5 years (not guaranteed)
- **$25 billion** spent annually on RV accessories
- **486,000** Americans now live full time in an RV due to the cost of living rise and the crisis the US is facing.

We're not competing for this market. We're becoming essential to it. Our 20-person specialized rep team with Shepherd Sales Group and DRG (two very reputable and established dealer rep groups) who is already selling into to RV dealerships nationwide. By 2026, we project Lumi will be as common in RVs as GPS systems. The RV dealers are loving the Lumi Max product and dealers like Blue Compass and Campers Inn taking us on along with many other dealers with multiple locations in multiple states.

In the Van market, we have established relationships with many OEM's, including start ups like Aeon RV, along with the bigger players such as Field Vans and Story Teller. We continue to penetrate this aspirational market by attending events with our display and work with influencers among other things.

We've secured national retail distribution

20+ person rep group specialized in RV/van dealers & outdoor lifestyle retailers

Retail Partner Launch Kit

Lumi 1 Units	Discounted Unit Price
8 units	~~$249~~ $174

Accessories

Carry Case



~~$29~~ $19

100" Screen



~~$19~~ $13

POP Display Stand



Free

Our proof-of-concept product



Lumi 1

MSRP: **$249**
DTC gross margin: **55%**
Units sold: **6,000**

Limitations
Unlicensed OS (off-the-shelf wrapper software, not true TV)
Commoditized Chinese competitors in feature set and price range

Then we partnered with Google



Product Evolution


Google TV
Lumi Max
The first US-based brand to natively integrate Google TV
MSRP: $399
DTC gross margin: 55%
(inclusive of tariff)
Licensed Google TV OS
400 ANSI lumens (2x brighter)
Automatic keystone & focus
10W dynamic Dolby Audio

From Proof of Concept to Google Partnership in 12 Months

Lumi 1 proved the market existed. 6,000 units sold despite limitations (no licensed OS, manual controls). It validated our thesis: People want big screen entertainment that goes anywhere.

Lumi Max changes everything. We're thethe leading US-based projector company to bring native Google TV integration.

This isn't a Chinese white-label product with a wrapper OS. This is legitimate, licensed, premium technology.

The Google partnership didn't happen by accident. Paul's network from GoPro opened doors, but Google signed because they saw our vision: Lumi isn't just another projector. It's the missing link between smart homes and mobile entertainment.

Key Differentiators:

- 400 ANSI lumens (2x brighter than Lumi 1)
- Automatic keystone & focus (set it down, start watching)
- 10W Dolby Audio (theater sound, anywhere)
- 55% margins maintained even with premium components



Partnership with the #1 MLB team in viewership
Signane behind home plate & on Jumbotron
6 games – average 400K viewers per game
Onsite activation at ballpark
Jumbotron lucky row giveaway
App push notification to 50K fans
Premium suite + field-level pop-up booth
Onsite activation at VIP golf event
Lumi Max


The Philadelphia Cricket Club
Lumi
GrabLumi.com
Founders in the field at Phillies ballpark and golf event


Independence
Lumi
grablumi.com
›2,000,000 upcoming impressions

The first projector to launch with B&N College

Distribution to **70%** of US college bookstores, starting fall 2025

Barnes & Noble COLLEGE | Lumi Max

Market Positioning

There's a sea of cheap Chinese competitors



Our Edge Isn't Price, It's Purpose

The projector market is crowded with $50 knockoffs, but we chose a different path: creating premium products designed to enhance experiences — from immersive movie nights with healthy, posture-friendly setups, to enriching homeschool learning, to ambient backgrounds that support well-being and connection. Lumi is built for people who value experiences over expenses.

While others race to the bottom on Amazon and TikTok Shop, we're building a lifestyle brand. We're following the playbook that built GoPro and Red Bull: Start with the most passionate users, deliver exceptional quality, and let the community spread the word.

Our Moat:

- First pure-play projector company in the US
- Only projector brand with legitimate Google TV integration
- Distribution through Barnes & Noble College (70% of US college bookstores)
- Partnerships with major sports teams and enterprises
- RV and Van Life Market, our dealer rep network and OEM partnerships
- A team that's literally done this before at billion-dollar scale

But we play over here

Commoditized, unbranded, unlicensed, low-quality
~$50

Premium features, licensed software, durable hardware
$500+



XGIMI

SAMSUNG

Lumi Max

NEBULA
by Anker

JMGO

And we're the first pure play projector company in the US


Commoditized, unbranded, unlicensed, low-quality
~$50
Premium features, licensed software, durable hardware
$500+
XGIMI
SAMSUNG
Lumi Max
NEBULA
JMGO

The Bigger Vision


The smart TV market is large
17% of new TV sales in China are smart projectors, vs. only 2% in the US today
52% of current users say Lumi either already is, or may be a home TV replacement
The US smart projector category is projected to grow at a 24% CAGR
$370bn
Ex-US TAM 2030
$200bn
US TAM 2030
$570,000,000,000
Global TAM

Today: Portable Projectors. Tomorrow: The Entire Wall.

The smart TV market is worth $570 billion globally. In China, 17% of new "TV" sales are actually projectors. In the US? Just 2%.

We're about to change that.

But Lumi Max is just the beginning. We're building toward **Lumi Verse** – our patented synchronized mesh projection system that will transform entire rooms into immersive experiences. Imagine multiple Lumis working together, tracking your eyes, creating seamless displays across every surface.



Lumi
Lumi 1 Launch
Lumi Max Launch
2024
2025


Lumi
OK

Lumi iQ App


Lumi

Portable Battery Pack

We are here

2025

2026


85°
78°

Lumiverse

2027

The Roadmap:

- **2025:** Lumi IQ (AI assistant) & Lumi Vibes (ambient projections) launch recurring revenue
- **2026:** Portable battery stands make Lumi truly wireless
- **2027:** Lumi Verse transforms home entertainment forever

But we're building something bigger..


DETAILS CONFIDENTIAL IMPENDING PATENTS
85°
78°
Lumi Verse
AI-Powered Immersive Ambient Projection System

Software product roadmap

August 2025	Q3-4 2025	2026+
Lumi IQ	**Lumi Vibes**	**Lumi Verse**
Connected GTV & mobile app with personalized AI assistant & voice-controlled remote	Custom animated AI wallpapers curated for situational vibe-setting	

Software monetization + recurring revenue begins

Lumi IQ interaction credits
Premium Vibes/wallpaper packages



Lumi
OK



Lumi
Set the vibes with Lumi Vibes

Hardware product roadmap

2024-Current	August 2025	Q4 2025	1H 2026	2026+
Lumi 1	**Lumi Max**	**Lumi Max Mini**	**Portable Battery Stand**	**Lumi Verse**










Good
$249 MSRP
Small, lightweight
Unlicensed OS
Manual keystone/focus
Best
$399 MSRP
Bigger, brighter
Built-in Google TV
Auto-keystone/focus
Good/Better
$299 MSRP
Small, lightweight
Built-in Google TV
Auto-keystone/focus

Financial Projections


Projected quarterly sales ($)
Quarterly Revenue (Projector HW Only)
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Q4 2025
Q1 2026
Q2 2026
Q3 2026
B2C
B2B

Projections are not guaranteed.


Projected quarterly sales (units)


Quarterly Units (Projector HW Only)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Q4 2025
Q1 2026
Q2 2026
Q3 2026
B2C
B2B

Projections are not guaranteed.

Conservative Projections. Aggressive Execution.

Q3 2026 Run Rate: $16M+

Our projections assume modest growth, but our track record suggests we'll exceed them:

- Hardware revenue scaling to $4.3M quarterly by Q3 2026
- Software revenue beginning Q4 2025 (subscriptions, AI credits, premium content)
- B2B comprising 40% of revenue (higher margins, larger orders)
- International expansion starting 2026 (following GoPro's proven playbook)

Remember: The founders have done this before. Paul scaled GoPro from $24M to $2B+ during his tenure. Kody has taken multiple companies from $0 to $1M ARR. At Google, Leanne helped scale Pixel from an iOS challenger into a serious contender against Apple and Samsung, driving growth that established Pixel as a leading smartphone brand and earning multiple 'Smartphone of the Year' awards at Mobile World Congress

Projections are not guaranteed.


Meet the team

The Unfair Advantage: We've Already Built Unicorns

This isn't our first rodeo.

- **Paul Crandell (CEO):** GoPro CMO through $8B IPO, Red Bull founding team (employee #15 in North America)
- **Kody Amburgey (President):** Serial entrepreneur, former investment banker & VC, multiple 0-to-1 builds
- **Leanne Johnson (CMO):** Former Google Head of US Devices Marketing and former Sr Director of Marketing at GoPro.
- **Max May (Head of Sales):** Former GoPro Head of Global Specialty Retail
- **Eric Weinrib** (Head of Field Marketing and Sales): Former Red Bull Director of Field Marketing and BMW Field Events
- **Advisory Board:** Michael Marks (Tesla, Flextronics), Tony Bates (Genesys, Skype, GoPro), Colin Evans (StubHub, OpenAI)

This team has collectively:

- Built over $30B in enterprise value
- Launched products in 100+ countries
- Raised hundreds of millions in venture capital
- Created multiple category-defining brands
- Won many industry awards but most importantly the hearts and minds of consumers.

Paul Candrell

• Co-founder, CEO

- Redbull — Director, Sports Marketing
- GoPro — CMO ($8B IPO)
- Xeal — CMO
- Lumi

Kody Amburgey

• Co-founder, President

- Bank of America — Investment Banking
- SeedInvest — Venture Capital
- Xeal — Head of Gowth
- Lumi

Leanne Johnson

• CMO

- Microsoft — Head of Social, Consumer Apps & Services
- GoPro — Sr Director, Marketing
- Google — Head of US Devices & Services Marketing
- Lumi


Lumi

Paul Crandell

Co-founder & CEO

Former GoPro CMO who scaled to $8bn IPO

Founding team of Red Bull US. Expert brand builder who has built multiple unicorn lifestyle brands

20+ years experienced tech exec

Explores the wild in his adventure van

Kody Amburgey

Co-founder & President

Former Investment Banker and VC investor

Venture-backed CEO who raised >$15M and went 0-$1M ARR multiple times

Self-taught growth hacker and digital wiz

Lives part-time in his Thor ACE RV

Sales & Marketing



Leanne Johnson, CMO

Former Head of US Devices Marketing at Google
Former Senior Product Marketing at GoPro, Microsoft and Skype



Max May, Head of Sales

Former Head of Global Specialty Retail & Sales at GoPro
Former International Sales at ECOXGEAR, XSCommerce and Osiris Shoes



Eric Weinrib, VP Field Sales & Marketing

Former Director of Field Marketing at Red Bull
Former sales leader at luxury brands including Mercedes-Benz, BMW and Moët Hennessy

Product & Engineering



Nikhil Bharadwaj, Technical Advisor

Co-founder & CEO of Xeal ($200M+ EV tech company), Forbes 30 Under 30
Inventor of patented token-ledger and mesh networking technologies

xeal Schneider Electric



Andres Pirela, Lead Full-Stack Engineer

Former Senior Software Architect at Supabase and NoRamp
Self-taught coder and VC-backed CEO at age 18 (inventor of "Verifiable Computing")

supabase



Dinko Marinac, Lead Android TV Engineer

Former Senior Android Engineer at multiple VC-backed and European tech companies
MS in Electrical Engineering from FER

BLINDSIDE ingemark

Product & Engineering

Part-Time Expert Advisors



Paul Osborne — Software Product & UI/UX

Former Senior Director and GM of Products at Google
Former Senior Product Manager at GoPro, HP, and Palm

Google hp GoPro palm



Scott Bowie — Mech. Engineering & Manufacturing

President at ZaoTech, 20+ years in product manufacturing & global supply chain
Stanford MS in electro-mechanical engineering & manufacturing

ZAO TECH Stanford ENGINEERING Mechanical Engineering



David Northway — Hardware Product & Design

Former VP Product at Casper, VP Ops at GoPro, and Product Manager at Apple
Stanford MS in Product Design

Apple Casper GoPro Stanford University

Investors & Advisors



Michael Marks

Former CEO of Flextronics ($15bn+)
Former Interim CEO of Tesla
Board Director at GoPro, Schlumberger, SanDisk, and more



Tony Bates

Current CEO/Chairman of Genesys ($20bn+)
Former CEO of Social Capital, Skype, President of GoPro, and EVP at Microsoft
Board Director at Okta, VMware, eBay, SiriusXM, and more



Ryan Feit

Executive Leadership Team at Circle ($40bn+)
Co-founder & CEO of SeedInvest (acquired by Circle)
Former Wellspring Capital Private Equity and Lehman Investment Banking

Investors & Advisors



Colin Evans

Co-founder of StubHub ($15bn+)
Current Head of Venture Partnerships at OpenAI
Board Director at Gametime and former Head of YC AWS Startups



Troy Michaels

Multi-time fortune 50 brand marketing leader
Former Target, Audi, Burton, Oakley, and more
Built and led the first Lifestyle Marketing division in Fortune 500 Target



Neil Dana

Founding Team at GoPro, former Head of Sales & Marketing


Big Screen Magic,
Anywhere You Go
Lumi

Be Part of the Fastest-Growing Category in Home Entertainment

We're raising capital to accelerate what's already working:

- **40% - Inventory:** Scale production to meet demand (current backorder list: 2,000+ units)
- **30% - Marketing:** National RV shows, college campuses, digital acquisition
- **20% - R&D:** Accelerate Lumi Verse development and patent filings
- **10% - Operations:** Strengthen supply chain and fulfillment

Why Now?

- Product-market fit proven (6,000 units with minimal marketing)
- Google TV partnership secured (massive competitive advantage)
- Distribution locked in (Barnes & Noble College, RV dealers nationwide)
- Recurring revenue launching Q4 2025 (not guaranteed)
- Opening up an average of 2 accounts per day in the RV and Adventure Van market
- Team that's literally done this before

Your Investment Gets You:

- Equity in the first US pure-play smart projector company with a Google TV license
- Access to a proven team with unicorn exits
- Early entry before institutional rounds
- Potential acquisition target for Samsung, Sony, Google, or Amazon (not guaranteed)

The Future Is Projection

The Screen Revolution Already Happened.

Now Comes the Surface Revolution.

Twenty years ago, screens escaped the living room into our pockets, our wrists, our cars. But they're still screens. Still rectangles. Still barriers between you and your space.

Lumi represents the next leap: **When every surface becomes a canvas.**

Your tent fabric becomes a cinema. Your garage door becomes a stadium jumbotron. Your kitchen counter becomes a cookbook. The side of your RV becomes the biggest TV at the campground. This isn't about having another screen. It's about transforming the spaces you already love into experiences you'll never forget.

The shift is already massive overseas. Smart projectors claim 17% of the display market in China, versus 2% in the US. That's not a gap. It's a gateway. And we're positioned perfectly to walk through it.

We've built the team (GoPro's growth architects). We've secured the technology (exclusive Google TV integration). We've proven the demand ($1M+ in sales with minimal marketing). We've locked in distribution (Barnes & Noble College, national RV dealers).

Now we're opening the door to investors who see what we see: Entertainment is about to break free from frames, and we're holding the keys.

Let's project the future together.